Dilution
As of the date of this filing, 100% of the membership interests of the Company are held by Blackchip Holdings. Pursuant to the initial closing of the Offering, the title of the Marcel Dyf Painting will also be contributed to Blackchip Holdings. There will be no dilution of investor Class A share tokens. The membership interests assigned to Blackchip Technologies can however, from time to time, be distributed for sale to add additional interests in the Painting offered if there is an increased demand in the asset or to cover unexpected operating expenses.